Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 22, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9958
FT High Income Model Portfolio, 2Q ‘22
(the “Trust”)
CIK No. 1896695 File No. 333-262648

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       Please describe the criteria as to maturity, if any.

Response:       The Trust notes there are no specific requirements relating to maturity that will exclude an ETF from the portfolio.

2.       Please describe the criteria as to credit quality, if any.

Response:       The disclosure has been revised to add the following criteria related to credit quality:

“For each fixed income asset type, the Committee analyzed yields (the expected amount of income from a security relative to the market price of the security), spread (yield of one fixed income asset type to the yield of another fixed income asset type), credit fundamentals (metrics impacting overall credit risk for a fixed income asset type, including rate of default and trends in earnings), credit quality (limiting the maximum weight of high-yield credit to 60% of Trust assets) and supply and demand trends across the fixed-income asset types (including new issue supply and maturity of the underlying securities).”

3.       The Staff notes the disclosure states, “The factors above are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each fixed-income asset type that aids the Committee in determining the allocations.” Please give an explanation of what factors are actually considered more heavily.

Response: The Trust respectfully declines to revise the above-referenced disclosure, as no specific weighting is given to Interest Rate Outlook/Duration, Asset Type Valuation and Asset Type Fundamentals to construct the final portfolio. Additionally, the Committee does not rely on a quantitative weighting scheme to determine the ETF allocations.

4.       The Staff notes that going forward, First Trust plans to revise the “Additional Portfolio Contents” section to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.” Please revise to state, for example, that “The Trust’s investments include covenant-lite loans…”

Response: The Trust respectfully declines to revise the disclosure under the “Additional Portfolio Contents” section. The Trust does not invest directly in the above-referenced investment types, but rather has exposure to these investment types through its investments in the Funds. Therefore, the Trust believes the language as currently presented is adequate for investor comprehension.

Risk Factors

5.       Please revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

6.       If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:        If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

7.       The Staff notes the “Growth Investing Risk” states that “Certain of the Funds held by the Trust hold common stocks issued by companies which…” Please confirm the accuracy of this statement, as it appears the Funds held by the Trust invest in fixed-income securities rather than common stocks.

Response: The above-referenced risk has been removed from the prospectus.

8.       Please consider adding an ultra-short bond risk.

Response: The Trust believes the risks of investing in ultra-short bonds, through the Funds held by the Trust, are adequately addressed in the “Limited Duration Bonds” risk.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon